April
25, 2014

Matthew Babinsky
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019

Re: Aetos Capital Multi-Strategy Arbitrage Fund, LLC, File No. 811-
21061;
           Aetos Capital Distressed Investment Strategies Fund, LLC, File No.
811-21059;
           Aetos Capital Long/Short Strategies Fund, LLC, File No. 811-21058
(collectively "Funds")

Dear Mr. Babinsky:

        On March 28, 2014, the Fund filed a registration statement on Form N-2
under the Securities Act
of 1933 ("Securities Act") for the registration of non-diversified, closed-
end
management investment
companies. Based on our review of the filing, we have the following comments.
Comments we give in
one section apply to other sections in the filing that contain the same or
similar disclosure. The captions
we use below correspond to the captions the Funds use in the registration
statement. All capitalized terms
not otherwise defined herein have the meaning given to them in the
registration
statement.

Prospectus

Cover Page   Investment Portfolio

      1. The disclosure states that "[e]ach Fund invests primarily in private
investment vehicles (commonly known
         as "hedge funds") that are managed by a select group of alternative
asset managers ("Portfolio
         Managers") that employ different `absolute return' investment
strategies in pursuit of attractive risk-
         adjusted returns consistent with the preservation of capital."
Provide
a plain English explanation for the
         term "risk-adjusted" and disclosure that the term does not imply low
risk or no risk.

Page 21 - "Leverage; Margin"

      2. The carry-over paragraph on page 22 states that "[a]lthough leverage
presents opportunities for increasing

total investment return..." Delete the phrase regarding the benefits
of leverage.

Closing

        We note that portions of the filing are incomplete. We may have
additional comments on such
portions when you complete them in a pre-effective amendment, on disclosures
made in response to this
letter, on information supplied supplementally, or on exhibits added in any
pre-effective amendment.

        Where a comment is made in one location, it is applicable to all
similar
disclosure appearing
elsewhere in the registration statement.

        Response to this letter should be in the form of a pre-effective
amendment filed pursuant to Rule
472 under the Securities Act. Where no change will be made in the filing in
response to a comment,
please indicate that fact in a supplemental letter and briefly state the
basis
for your position.
        Please inform the staff of the information the Trust proposes to omit
from the final pre-effective
amendment pursuant to Rule 430A under the Securities Act.

        Please advise us if you have submitted or expect to submit an
exemptive
application or no-action
request in connection with the registration statement.

        You should review and comply with all applicable requirements of the
federal securities laws in
connection with the preparation and distribution of a preliminary prospectus.

        We urge all persons who are responsible for the accuracy and
adequacy
of the disclosure in these
filings reviewed by the staff to be certain that they have provided all
information investors require for an
informed decision. Since the Trust and its management are in possession of
all
facts relating to the
Trust's disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

        Notwithstanding our comments, in the event the Trust requests
acceleration of the effective date of
the pending registration statement, it should furnish a letter, at the time
of
such request, acknowledging
that:

        The Trust is responsible for the adequacy and accuracy of the

disclosure in the filing;
Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it
does not foreclose the Commission from taking any action with respect to the filing;
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing
effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the
disclosure in the filing; and

       The Trust may not assert the action as a defense to any proceeding initiated by the Commission or
any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you
provide to the staff of the Division of Investment Management in connection with our review of your
filing or in response to our comments on your filing.

       We will consider a written request for acceleration of the effective date of the registration
statement as confirmation of the fact that those requesting acceleration are aware of their respective
responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the
effective date.

    Should you have any questions regarding this letter, please contact me at (202) 551-6852.

               Sincerely,

               /s/ Catherine C. Gordon

               Catherine C. Gordon
               Senior Counsel